Inova Technology, Inc.
2300 West Sahara Ave., Suite 800
Las Vegas, NV 89102

June 19, 2011

Via Email

Mara L. Ransom for H. Christopher Owings, Assistant Director

Re:	Inova Technology, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed May 18, 2011
Revised Preliminary Proxy Statement on Schedule 14A
Filed February 22, 2008
File No. 000-27397

Dear Mr. Owings:

Revised Preliminary Proxy Statement on Schedule 14A, Filed February 22, 2008

General

1.

It appears that you did not respond to comment two in our letter dated November 8, 2010 and we re-issue the comment. We note the information you have included under the heading “Stock Split” on page 5 of the Preliminary Proxy Statement on Schedule 14A filed on May 18, 2011; however, this information is not responsive to the comment.

Bob Bates
Inova Technology, Inc.
June 10, 2011

Please tell us why you have not filed a preliminary or definitive information statement on Schedule 14C advising your shareholders of the actions you took pursuant to Rule 14c-2, which requires that an information statement be transmitted to all security holders even for actions taken by written consent.

If you did not file an information statement on Schedule 14C, as your response and EDGAR reporting history would seem to indicate, please provide disclosure in your next periodic report regarding your potential liability for failure to comply with Regulations 14A and 14C or tell us why you do not believe such disclosure is required. We may have further comment.

We were given incorrect advice about the requirements and are filing the 14C now.

2.

As a related matter, we note your indication on page 5 that “[t]here was an additional split of 1:20 on November 1, 2010 which was approved in the same manner.” Please also explain why you have not filed a preliminary or definitive information statement on Schedule 14C advising your shareholders of the actions you took pursuant to Rule 14c-2 relating to this subsequent stock split. If you did not file an information statement on Schedule 14C, as your reporting history would seem to indicate, please provide disclosure in your next periodic report regarding your potential liability for failure to comply with Regulation 14C or tell us why you believe such disclosure is not required.

See response #1

Preliminary Proxy Statement on Schedule 14A, Filed May 18, 2011

General

3.	You indicate on page 2 that the proxy statement and materials were sent to shareholders on May 17, 2011. Please confirm in your response that the proxy statement and materials have not been sent yet.

We have not sent the materials to all shareholders yet and have changed the meeting date.

4.

Please provide the information required by Items 7 and 8, considering you are seeking shareholder approval for the election of directors and Item 11 and 13, considering you are seeking shareholder approval for an increase in authorized shares of Schedule 14A.

We can add officer salary information if required but that hasn't changed from our most recent 10K and we have seen other filings without this.

Proposal Number 2: Increase Authorized Shares, page 5

5.	Please expand this discussion to explain the reason(s) for the proposal to increase authorized shares of common stock from 150,000,000 to 500,000,000. Refer to Item 19 of Schedule 14A.

We are increasing our authorized shares in anticipation of an upcoming S1 we will file this summer, which will offer many new shares. Due to the potential dilution from existing debts there is a possibility we may have to issue approximately 100,000,000 to creditors if they elect to convert their debt to equity.

6.

Please revise to disclose how the amount of shares authorized for issuance has changed over the past 3 years with a view to understanding how you arrived at the amount you seek approval for. We presume that when you effectuated some of your stock splits, the total amount of authorized shares was reduced or increased by a proportionate amount, however, we are unable to determine how you arrived at the amount you disclose here of 150,000,000 shares. We also note that you have not filed any amendments to your articles of incorporation as exhibits to either a Form 8-K required to be filed pursuant to Item 5.03 or an annual report on Form 10-K pursuant to Item 601(b)(3) of Regulation S- K; please advise.

Bob Bates
Inova Technology,
Inc. June 10, 2011

The chart below indicates the chronology of the stock splits, with the calculations and explanations.

4/08	600,000,000		10/1/2008	Should be 3 billion but not enough authorized

4/09	3,000,000,000	7,500,000		400:1 (3 billion to 7.5m)

4/10	7,500,000	150,000,000	10/10/2011	1:20

4/11	150,000,000

7.

Please augment your disclosure to indicate that increasing the number of common stock shares could have the effect of delaying or preventing a change of control of you or management, and any other effects the proposed increase may have on current shareholders. Refer to SEC Release 34-15230.

Since we are increasing the amount outstanding in the same proportion as the amount authorized we did not disclose this.

Stock Split, page 5

8.

Please delete this information or advise as it is not clear whether you are seeking shareholder approval for a new stock split or seeking ratification for prior stock splits. In this regard, you state at the outset of this discussion that shareholder approval is required for a stock split, however, in the last paragraph on page 5 you state that if the authorized and outstanding shares change proportionately in the stock split, “this is sufficient,” which suggests that shareholder approval is not required under those circumstances. Please clarify your use of the term “sufficient.”

The affirmative vote of the holders of a majority of the outstanding shares of common stock is required for approval of the Reverse Stock Split under Nevada corporate statutes. Management has obtained this approval through the written consent of shareholders owning a majority of the voting control of our company. This occurred at the October 23, 2008 board meeting, attended by Adam Radly, Paul Aunger and Jeff Mandelbaum. The votes of Mr. Radly and Mr. Aunger for the reverse split of 400:1 comprised 94.4% of the total shares.

In a similar manner the Registrant obtained approval for the 2010 split.

Pursuant to Nevada law if the authorized shares and outstanding shares change proportionally in the same manner this is sufficient. Thus, a meeting of all shareholders to approve the Reverse Stock Split is unnecessary, and management decided to forego the expense of holding a meeting to approve this matter.

Ballot/Proxy Card

9.	Please ensure that all matters to be voted on are included on the ballot/proxy card. For example, it appears that proposal number 2 is not included.

We have added proposals 2 and 3

10.	Considering you refer to abstentions on page 1 of your proxy statement, please also provide a means for shareholders to abstain from voting pursuant to Rule 14a-4 of Regulation 14A.

Shareholders who want to abstain will not respond with the proxy card

Bob Bates
Inova Technology, Inc.
June 10, 2011

         We acknowledge that:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 617-549-9220 if you have further questions.

Sincerely,

/s/ Bob Bates, CFO